July 31, 1994

Richfood, Inc.
2000 Richfood Road
Mechanicsville, Virginia  23111

                      Richfood Credit Agreement Amendments

Gentlemen:

     Crestar Bank (the "Bank") and Richfood, Inc. (the "Borrower") entered into a Second Amended and Restated Credit Agreement dated as of November 1, 1993 (the "Agreement"). The Bank and the Borrower now wish to amend the Agreement as follows:

     1. The definition of "Alternate Rate" as set forth in Article 1 of the Agreement is hereby deleted, and the following new definition thereof is hereby substituted:

     "Alternate Rate" shall mean the rate of interest per annum which shall be offered by the Lender to the Borrower not later than 11:00 a.m. Richmond, Virginia time on each Business Day, which rate shall not exceed LIBOR plus 0.45% per annum.

     2.   The definition of "Commitment Termination Date" as set forth in
Article 1 of the Agreement is hereby deleted, and the following new definition thereof is hereby substituted:

          "Commitment Termination Date" shall mean (i) with respect to the Revolving Credit Commitment, July 31, 1996, (ii) with respect to the Letter of Credit Commitment, July 31, 1995 (or with respect to a Letter of Credit, such later date as set forth in such Letter of Credit) or (iii) with respect to either or both of the Commitments, such later date or dates to which the Lender in its sole discretion may, at the request of the Borrower, from time to time agree in writing.

     3. Section 2.06(a) of the Agreement is hereby deleted, and the following new Section 2.06(a) is hereby substituted:

               (a) The Borrower shall pay to the Lender, on the 1st day of each February, May, August and November in each year and on the Commitment Termination Date, a commitment fee of 0.1875% per annum, on the average daily unused amount of the Revolving Credit Commitment, as the Revolving Credit Commitment may be reduced or increased in accordance with the provisions hereof, for the immediately preceding period or quarter.

     Except as expressly amended hereby, the Agreement remains in full force and effect.

     If the foregoing correctly states our agreement, please cause this letter to be executed on the Borrower's behalf in the space provided below. The amendments herein shall be effective as of July 31, 1994.

                                   Very truly yours,

                                   CRESTAR BANK


                                   By  /s/ Brad H. Booker
                                        Brad H. Booker
                                        Senior Vice President
ACCEPTED AND AGREED

RICHFOOD, INC.


By:    /s/ John E. Stokely
           John E. Stokely,
     Executive Vice President -
      Finance & Administration